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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            -------------------
                                                           |  SEC FILE NUMBER  |
                                                           |     1-6848        |
                                                            -------------------
                                                            -------------------
                                                           |   CUSIP NUMBER    |
                                                           |                   |
                                                            -------------------


(Check One):  / / Form 10-K    / / Form 20-F   / / Form 11-K
              /X/ Form 10-Q    / / Form N-SAR

             For Period Ended:  June 30, 1994
                               -----------------------------
             [  ]  Transition Report on Form 10-K
             [  ]  Transition Report on Form 20-F
             [  ]  Transition Report on Form 11-K
             [  ]  Transition Report on Form 10-Q
             [  ]  Transition Report on Form N-SAR
             For the Transition Period Ended:
                                               --------------------------------

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  Read Instruction (on back page) Before Preparing Form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- - --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                           -------------------------------------
PART I - REGISTRANT INFORMATION


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Full Name of Registrant

  United Inns, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)
  5100 Poplar Avenue


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City, State and Zip Code

  Memphis, TN  38137


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 /X/    (b)  The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.



PART III - NARRATIVE
  See attachment.

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

               J. D. Miller                  901            767-2880
     ---------------------------------   -----------   ------------------
                  (NAME)                 (AREA CODE)   (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            |X|  YES     | |  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X|  YES     | |  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made

        See enclosed Statement of Income.

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                               United Inns, Inc.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       August 15,1994                    By  /s/ J. Don Miller
     ---------------------------                --------------------------------
                                                 Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
- - --------------------------------------------------------------------------------



                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                            ATTACHMENT TO FORM 12b-25



August 15, 1994


PART III

Concurrently with the close of the quarter ended June 30, 1994, Registrant's personnel, responsible for preparation of the Quarterly Report Form 10-Q, was engaged in data assimilation for utilization in the financial review and evaluation being conducted by the Registrant's financial adviser, Smith Barney, Inc. It was not recognized quickly enough that the backlog created by this additional activity could not be dealt with in sufficient time to allow for completion of work required in submission of Form 10-Q by this date.

Further, the same personnel responsible for Form 10-Q preparation has been attempting to deal with the additional workload generated by EDGAR submission requirements.

Registrant is utilizing additional assistance from its auditors in an effort to complete Form 10-Q for timely submission but has still been unable to complete at this date.

The Registrant will make every effort to file Form 10-Q for the quarter ended June 30, 1994 with the Commission not later than August 19, 1994.

PART IV (3)

Attached hereto is a copy of the Income Statement of United Inns, Inc. & Subsidiaries for the quarter ended June 30, 1994.

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                       UNITED INNS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                      NINE MONTHS ENDED               QUARTER ENDED
                                               ----------------------------  ----------------------------
                                                   30-Jun-94      30-Jun-93      30-Jun-94      30-Jun-93
                                               -------------  -------------  -------------  -------------
Revenues
  Rooms                                          $52,462,722    $51,727,456    $18,956,384    $18,900,023
  Restaurants                                     11,419,253     12,239,913      3,716,539      4,015,857
  Car washes                                         735,695      1,192,238        207,593        278,189
  Telephone & sundry                               3,174,715      3,523,468      1,117,794      1,206,748
                                               -------------  -------------  -------------  -------------
                                                  67,792,385     68,683,075     23,998,310     24,400,817
                                               -------------  -------------  -------------  -------------
Operating costs and expenses:
  Direct:
   Rooms                                          33,900,001     35,399,762     11,664,587     12,357,893
   Restaurants                                    11,253,692     12,280,777      3,689,313      4,079,557
   Car washes                                        709,323      1,388,946        215,169        310,563
   Telephone & sundry                              1,343,943      1,444,754        441,334        496,627
  Marketing, administrative and general            7,391,868      7,418,128      2,472,525      2,470,902
  Depreciation                                     6,739,495      6,660,236      2,219,055      2,158,591
                                               -------------  -------------  -------------  -------------
                                                  61,338,322     64,592,603     20,701,983     21,874,133
                                               -------------  -------------  -------------  -------------
Operating income                                   6,454,063      4,000,472      3,296,327      2,526,684

  Interest expense                                (7,306,564)    (7,481,515)    (2,406,905)    (2,583,562)
  Minority interest                                  (61,252)       (54,530)       (22,579)       (31,011)
  Gain (loss) on disposition of assets        *   (6,287,511)     1,406,265     (7,178,059)       183,927
                                               -------------  -------------  -------------  -------------
Income (loss) before income taxes                 (7,201,264)    (2,039,308)    (6,311,216)        96,038
Income taxes (credit)                             (2,255,471)      (629,708)    (2,075,369)       159,762
                                               -------------  -------------  -------------  -------------
Net income (loss)                                ($4,945,793)   ($1,409,600)   ($4,235,847)      ($63,724)
                                               -------------  -------------  -------------  -------------
                                               -------------  -------------  -------------  -------------
Per share of common stock
  Net income (loss)                                   ($1.87)        ($0.53)        ($1.60)        ($0.02)
                                               -------------  -------------  -------------  -------------
                                               -------------  -------------  -------------  -------------
Weighted average shares
of common stock                                    2,640,905      2,640,909      2,640,899      2,640,909
                                               -------------  -------------  -------------  -------------
                                               -------------  -------------  -------------  -------------
Dividends per share                                    $0.00          $0.00          $0.00          $0.00
                                               -------------  -------------  -------------  -------------
                                               -------------  -------------  -------------  -------------

* Includes provision of loss contingency of $6,637,607 on sale of Houston Near Greenway Plaza in 4th quarter of fiscal 1984.